SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

(Amendment No. 2)

Under the Securities Exchange Act of 1934

TANDY LEATHER FACTORY, INC.

(Name of Issuer)

Common Stock, par value $0.0024 per share

(Title of Class of Securities)

87538X105

(CUSIP NUMBER)

Nery Asset Management, LLC

14 South Pack Square

Suite 501

Asheville, North Carolina 28801

Tel. No.: (828) 225-3939

Attention: Chief Operating Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

- with copies to -

Burke A. McDavid

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue, Suite 4100

Dallas, Texas 75201-4618

(214) 969-2800

November 26, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 87538X105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nery Capital Partners, L.P. 84-1513454
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 491,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 491,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87538X105	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael A. Nery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 491,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 491,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 491,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

This Amendment No. 2 (this “Amendment”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nery Capital Partners, L.P., a Delaware limited partnership (“Nery Capital”), and Mr. Michael A. Nery, the principal of Nery Capital, relating to common stock of Tandy Leather Factory, Inc., a Delaware corporation (the “Issuer”). Mr. Nery and Nery Capital are collectively referred to as the “Reporting Persons.” This Amendment relates to Common Stock, par value $0.0024 per share (“Common Shares”), owned by Nery Capital.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

Item 3. Source and Amount of Funds

As of January 7, 2015, Nery Capital had invested $1,720,250 in shares of Common Stock of the Issuer. The above amount includes any commissions incurred in making the investments. The source of these funds was the working capital of Nery Capital.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

(a) As of January 7, 2015, the Reporting Persons beneficially owned in the aggregate 491,500 shares of Common Stock of the Issuer, which represents approximately 4.8% of the Issuer’s outstanding Common Stock, which such percentage was calculated by dividing (i) the 491,500 shares of Common Stock beneficially owned by the Reporting Persons as of such date, by (ii) 10,245,534 Common Stock outstanding as of November 10, 2014, based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2014.

(c) The Reporting Persons sold (i) 108,500 shares of Common Stock at an average price of $9.2507 on November 26, 2014 and (ii) 300,000 shares of Common Stock at an average price of $8.5046 on December 4, 2014, each on the open market. The Reporting Person will provide upon request by the Commission staff, the issuer, or a security holder of the issuer, full information regarding the number of shares sold at each separate price. Other than these transactions, there have been no transactions in the shares of Common Stock by the Reporting Persons that were effected during the past sixty days or since the most recent filing of Schedule 13D.

(e) As of November 26, 2014, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2015

NERY CAPITAL PARTNERS, L.P.

By:	/S/ MICHAEL A. NERY
Michael A. Nery, Manager

/S/ MICHAEL A. NERY
Michael A. Nery